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Craft Beer
Glove City Brewing

Brewery

64 South Main Street
Gloversville, NY 12078
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Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 2.2× for the next $10,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Glove City Brewing is seeking investment to open a brewery on downtown main street in Gloversville NY! Funds will be used to acquire the property and make all renovations for our grand opening.
Renovating LocationFirst Location
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OUR MISSION

Our mission is to cultivate an inviting & inclusive atmosphere within downtown Gloversville offering high quality, locally brewed craft beer and fresh home-made pub styled food.

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YEAR ONE
(Grand Opening Goal 1/2/2022)

•Gain funding for venture (loans, grants and any investments)•Purchase and renovate property for startup brewery •Install brewing, draft and canning equipment. •Purchase production inventory •Install proper walk-in coolers for both kegs and cans•Begin testing batches for production (currently have 2-3 viable recipes for production) •Create brewing schedule with a goal of 2-3 brews per week •Produce up to 30 unique brews before years end along with several repeats•Employ a part time brew master and laborer•Purchase & install kitchen for indoor and outside dining•Purchase games and equipment for outdoor lot.

YEAR TWO
Continued Growth

•Establish agreement with the Craft Beer Guild and distribution cycle •Employee up to 5 employees (current part time employees convert to full time) to include an artist for label design•Evaluate brewing schedule for projected growth•Begin mapping out expansion plans to increase brewing output with a goal of distribution•These plans should be finalized and approved by the end of 2022 with an ground break date of 1/2023 •Work with the water board to purchase or lease parking lot for expanded parking heading into 2023

YEAR THREE
Expansion Plans

•Break ground on expansion plans•Employee up to 5 more individuals depend-ing on brewing needs•Review current sales, brewery capacity and expansion of brewing systems•This may include up to a 20 bbl system and expansion of the facility•Increasing brewing schedule to 4-5 days per week

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OUR OFFERINGS

Our goal is to attract beer enthusiasts throughout the county to our brewery. Over the past 10 years the craft beer industry has grown by 44%, with growth continuing into the decade.

The Brew: A fresh and rotational menu of craft beer rotated on a weekly basis. On average two –three beers will be released on a weekly basis for pick up and on premises •Our system will produce a total of 16 kegs per week or 992 pints (draft or cans) or 248 4-packs of pint-sized cans (we will mix the output pints vs kegs)•In addition, we will work with the Craft Beer Guild to begin distribution along with local beverage centers in early 2023 •While we will produce our own beer, we will stay current with local brewery "releases" and latest brew trends•Live music and outdoor games will be provided!

The Grub: The Sturgess Family is widely known for its experience in the restaurant business. Specifically, BBQ, catering, bar styled restaurants and of course the pizza industry. We will offer FRESH pub styled food with a Sturgess Family Twist to each option.

It's not just beer, it's about the experience and what we do for people:•Each month a portion of proceeds will be donated to local youth organizations and those who support our community. This is something (we) my family takes seriously and can observed demonstrating these acts on a regular basis between the Campers Corner Store and Sturgess Family BBQ. •In addition, this sector of our family food business will be branded "Sturgess Family Pub Grub."

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DESIGN LAYOUT

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LOCATION

The location is in downtown Gloversville. It's home to several large business and is under development by the City of Gloversville. It experiences a significant amount of traffic on a daily basis creating an opportunity to attract customers, and is one of the very few to have it's own large parking lot.

Picture this: Outdoor View:•Renovated industrial garage with full glass garage doors. The garage will be restored to its former industrial glory•Front left of the building a large Glove City Brewing logo for all to see.•A large lighted sign with the Glove City Brewing logo for all to see while driving•The first half of the parking lot would be reserved for parking, while the second half would be reserved for outdoor eating, games, fire pits and lounging. •Surrounding the parking lot will be a ½ cement ½ metal fence (similar to a Saratoga stlyled fence)•Left side of the building will house a stage for outdoor bands•To the right you will see several refreshed windows and space for Sturgess Family BBQ to host its monthly 10+ community-based fundraisers (bringing traffic from the arterial to downtown main street).

Indoor View:•Customers will be able to easily see the newly renovated and industrial styled taproom•Two the right, lined up along the windows you will see a full bar that hosts roughly 20 customers•Straight back you will see a 4-barrel brewing system with the ability to brew kegs and cans•The back left corner will house a large walk-in cooler for keg and perishable storage •This location is perfect for future expansion and distribution plans•Floors will be resurfaced cement with drainage while all walls will have the original resurfaced brick•The ceiling will be covered with industrial and rustic type tin roofing to create an old school Gloversville feel•To the left you will see a large room which will host our newly renovated "Sturgess Family Pub Grub Kitchen"

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THE TEAM

Edward C Sturgess Jr

Co- Owner

•Bachelors in Business Management & Economics

•15 years of business management and leadership

experience, currently a Director of Customer Service

•Experiencing managing 400+ employees for last 10

years

•GESD School Board Member

Sean McAvoy

Consultant – Master Brewer

•15 years management & training experience managing

400+ employees

•5 years of home brewing experience

Edward C Sturgess Sr

Consultant

•Associate Degree in Culinary Arts

•Executive Chef & Business Owner- Sturgess Family

Catering BBQ

•30+ years catering and bar management experience

Richard P Sturgess
Consultant/Investor

Owner of the Campers Corner Store

•15 years catering and bar management experience

•Caroga Lake Town Board Member

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Purchase Property $84,600
Mainvest Compensation $5,400
Total $90,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$717,221	$788,943	$844,169	$886,377	$912,968
Cost of Goods Sold	$346,798	$381,477	$408,180	$428,588	$441,445
Gross Profit	$370,423	$407,466	$435,989	$457,789	$471,523

EXPENSES

Utilities	$21,000	$21,525	$22,063	$22,614	$23,179
Insurance	$5,400	$5,535	$5,673	$5,814	$5,959
Repairs & Maintenance	$8,750	$8,968	$9,192	$9,421	$9,656
Legal & Professional Fees	$13,615	$13,955	$14,303	$14,660	$15,026
SBA Loan	$25,000	$25,625	$26,265	$26,921	$27,594
Operating Profit	$296,658	$331,858	$358,493	$378,359	$390,109

This information is provided by Glove City Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
Property.pptx
GLOVE CITY BREWING COMPANY, LLC.pdf
Glove City Taproom BP2..pptx
Investment Round Status
Target Raise $90,000
Maximum Raise $105,000
Amount Invested $0
Investors 0
Investment Round Ends November 26, 2021
Summary of Terms
Legal Business Name Glove City Brewing Company
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
2.2×
Investment Multiple 1.5×
Business's Revenue Share 3.5%–4.1%

Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2030
Financial Condition
No operating history

Glove City Brewing was established in August, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Glove City Brewing forecasts the following milestones:

Secure property in Gloversville, NY by 12/2021.

Hire for the following positions by March, 2022: Bartender, Cook, Waitress

Achieve $347,122 revenue per year by 2022.

Achieve $388,776 profit per year by 2023.

Future Debt:

Glove City Brewing company is currently in the process of seeking additional funding through the Fulton County Center for Regional Growth. We are currently seeking funding from them in the form of $175,000 in the form of a loan, with an additional estimate of $250,000 in grants (pending approval).

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Glove City Brewing to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Glove City Brewing operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Glove City Brewing competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Glove City Brewing's core business or the inability to compete successfully against the with other competitors could negatively affect Glove City Brewing's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Glove City Brewing's management or vote on and/or influence any managerial decisions regarding Glove City Brewing. Furthermore, if the founders or other key personnel of Glove City Brewing were to leave Glove City Brewing or become unable to work, Glove City Brewing (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Glove City Brewing and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Glove City Brewing is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Glove City Brewing might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Glove City Brewing is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Glove City Brewing

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Glove City Brewing's financial performance or ability to continue to operate. In the event Glove City Brewing ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Glove City Brewing nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Glove City Brewing will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Glove City Brewing is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Glove City Brewing will carry some insurance, Glove City Brewing may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Glove City Brewing could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Glove City Brewing's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Glove City Brewing's management will coincide: you both want Glove City Brewing to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Glove City Brewing to act conservative to make sure they are best equipped to repay the Note obligations, while Glove City Brewing might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Glove City Brewing needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Glove City Brewing or management), which is responsible for monitoring Glove City Brewing's compliance with the law. Glove City Brewing will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Glove City Brewing is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Glove City Brewing fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Glove City Brewing, and the revenue of Glove City Brewing can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Glove City Brewing to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Glove City Brewing is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Glove City Brewing is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Limited Operating History

Glove City Brewing is a newly established entity and has no history for prospective investors to consider.

This information is provided by Glove City Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

Glove City Brewing isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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